

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561





Our Ref.: HASE/TL/HL/04127

10th June, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Proposed privatisation of Henderson China Holdings Limited
by Henderson Land Development Company Limited (the "Company")
by way of a scheme of arrangement
– Delay in Despatch of Scheme Document

We enclose for your information a copy of the Company's announcement on 9th June, 2005 in relation to the delay in despatch of scheme document, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

dlw 6/27

The Standard
Published on 10th June, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 0246)

JOINT ANNOUNCEMENT
DELAY IN DESPATCH OF SCHEME DOCUMENT

Financial Adviser to Henderson Land Development Company Limited

MorganStanley

The despatch of the Scheme Document will be delayed and it will be sent to Shareholders on or before Monday, 20th June, 2005.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders and/or potential investors in HCHL should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 19th May, 2005 (the "**Announcement**") by Henderson Land Development Company Limited ("**HLD**") and Henderson China Holdings Limited ("**HCHL**") in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HCHL by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda involving the cancellation of all the Scheme Shares. Reference is also made to the joint announcement dated 3rd June, 2005 by HLD and HCHL relating to the increase of Cancellation Price from HK$7.50 to HK$8.00 per Scheme Share. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, unless the Executive's consent is obtained, the scheme document in relation to the Proposal (the "**Scheme Document**") should be sent to Shareholders within 21 days of the date of the Announcement, which in this case would be on or before Thursday, 9th June, 2005.

Due to additional time required to accommodate the Supreme Court of Bermuda's timetable in relation to the convening of the Court Meeting, consent was sought for and the Executive has granted an extension of time for the despatch of the Scheme Document. The Scheme Document will now be sent to Shareholders on or before Monday, 20th June, 2005. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders and/or potential investors in HCHL should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

By Order of the board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the board of
Henderson China Holdings Limited
Richard LAW Cho Wa
Company Secretary

Hong Kong, 9th June, 2005

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group) misleading.

As at the date of this announcement, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.

The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group) misleading.

* *for identification purpose only*